Capitalisation and Indebtedness	Exhibit 99.3

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2013. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30 June 2013(1)
(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	12,866,566

Group shareholders’ equity	£m

Called up share capital	3,217

Share premium account	10,771

Other reserves	3,233

Other shareholders’ funds	-

Retained earnings	33,862

Shareholders’ equity excluding non-controlling interests	51,083

Non-controlling interests	9,054

Total shareholders’ equity	60,137

Group indebtedness(2)

Subordinated liabilities	22,641

Debt securities in issue	102,946

Total indebtedness	125,587

Total capitalisation and indebtedness	185,724

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	17,641

Performance guarantees, acceptances and endorsements	6,013

Total contingent liabilities	23,654

Documentary credits and other short-term trade related transactions	1,229

Standby facilities, credit lines and other commitments	260,970

1.	“Group indebtedness” includes interest accrued as at 30 June 2013 in accordance with International Financial Reporting Standards.
2.	In addition to this there were £50,523 million of debt securities in issue accounted for on a fair value basis as at 30 June 2013.

Barclays Bank PLC – 2013 Interim Results	1